

December 5, 2013

Jill Gutierrez
President & Chief Executive Officer
Alamogordo Financial Corp.
500 East 10th Street
Alamogordo, New Mexico 88310

   Re: Alamogordo Financial Corp.
     Registration Statement on Form S-4
     Filed November 8, 2013
     File No. 333-192233

Dear Ms. Gutierrez:

  We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Cover Page/Dear Shareholder Letter

2. In accordance with Item 501(b)(2) of Regulation S-K, please disclose the aggregate amount and title of securities offered with this prospectus.

3. Revise this section to indicate the implied value of the merger compensation in the event a shareholder receives stock compensation, based upon the trading price for Alamogordo stock on the date prior to the merger announcement and as of a recent date.

Summary, page 1

4. Revise this section to summarize the impact of a change in the market value of Alamogordo stock would impact the relative value of the cash and stock portion of the merger consideration.

Comparative Market Prices, page 8

5. Please provide the market price for Bank 1440 common stock on a historical basis as required by Item 3(g) for Form S-4.

Interests of Officers and Directors in the Merger that are Different from Yours, page 10

6. Revise this section to identify the Bank 1440 board members who will join the board of Alamogordo, as disclosed on page 55.

Risk Factors, page 12

7. Add a risk factor that discusses the risk associated with Alamogordo's strategic shift to become a commercial banking lender.

Rising interest rates may hurt Alamogordo Financial Corp.'s profits…, page 14

8. Revise this risk factor to provide a summary of your most recent interest rate risk simulations, as discussed on page 109. Also, please disclose how this risk would be impacted by the acquisition of Bank 1440.

Proposed and final regulations would restrict Bank 34's ability to…sell loans, page 16

9. In order for investors to better understand the impact of this risk on your business; please revise this section to clarify the extent to which you sell residential real estate loans in the secondary market. Also, please identify, if known, the percentage of those loans that exceed the debt to income and minimum home equity requirements of the proposed rules.

The impact of the changing regulatory capital requirements...is uncertain, page 17

10. Revise this risk factor to disclose the relevant current capital measurements for Alamogordo and for the combined entity.

The need to account for certain assets at estimated fair value…, page 20

11. Revise this risk factor, and its heading, to disclose the types of assets that Alamogordo currently holds that gives rise to this risk. Also, disclose the balance sheet value of the assets as the end of the last fiscal year and the most recent stub period as well as the income statement impact of the assets in those periods.

Description of the Merger, page 33

12. The disclosure in this section must be complete and provide a summary of the material terms of the agreement. Please revise the first sentence of the preamble to remove the implication that this section is inconsistent with the merger agreement and does not disclose the material terms.

13. Please state in the introductory paragraph that the summary includes a discussion of all material terms of the merger agreement.

Background of the Merger, page 35

14. The evaluation of the Bank'34 loan portfolio by Owings and Associates appears to be materially related to the transaction. Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report. Also, please provide us with your analysis as to whether Owings and Associates is an "expert" as contemplated by Section 7(a) of the Securities Act of 1933.

15. We note that senior management of both Alamogordo and Bank 1440 provided financial projections to FIG Partners. Please disclose two years of any material projections or other material non-public information, including revenue, income, and income per share provided by Alamogordo to either Bank 1440 or its financial advisor. Similarly, please revise this section to disclose any material non-public information provided by Bank 1440 to Alamogordo or Keefe Bruyette.

16. Please supplementary provide the staff with any reports, presentation handouts or other materials provided by FIG to Bank 1440's board, or by Keefe Bruyette to the board of Alamogordo.

Bank 1440's Reasons for the Merger…, page 38

17. We note that the contribution analysis prepared by FIG Partners cites certain inequitable results to Bank 1440's shareholders based on their contribution. Revise this section to provide the board's analysis as to why, despite the fact that the equity contribution is inequitable, they are recommending that shareholders vote for the transaction.

18. Revise this section to state that the board considered the fact that the financial advisor's analysis indicated that the merger would be accretive to Alamogoro's earning in the first year.

19. Please tell us whether Bank 1440's board considered Alamogordo's recent history of negative net income in reaching its conclusion to recommend the merger to Bank 1440's shareholders. Consider revising your disclosure based upon your response.

Opinion of Bank 1440's Financial Advisor, page 39

20. Revise this section to provide the information required by item 1015 of Regulation MA, including a description of all material relationships with Bank 1440 during the past two years.

Contribution Analysis, page 41

21. Please revise this section to clarify the effect, if any, of the cash portion of the merger consideration upon the resulting pro-forma ownership of Bank 1440 shareholders of the combined company.

Discounted Cash Flow Analysis, page 44

22. Revise this section to explain how FIG determined that using $3.41 as the assumed merger consideration is appropriate, given that the cash value assigned to a share of Bank 1440 stock is $3.20.

Material Tax Consequences of the Merger, page 52

General

23. In the last sentence of the section labeled "Opinion Conditions," please remove the language indicating that the discussion "assumes" that the merger will constitute a reorganization. The discussion should be based on counsel's opinion that the merger will qualify as a reorganization.

Possible Dividend Treatment, page 53

24. Revise this section to provide investors with additional detail regarding the standards set by the IRS and the courts for finding that receiving cash payments as merger compensation would be treated as dividend rather than capital gains for tax purposes. Please clarify whether counsel has opined as to this treatment. If counsel does not intend to opine as to whether the tax treatment of the cash portions will qualify for capital gains treatment, please

make sure that the reasons that counsel is not able to opine are disclosed and consider
appropriate risk factor disclosure.

Pro Forma Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 71

25. Please remove the estimated pre-tax savings from consolidation of operations of Bank 1440
and Alamogordo Financial Corp. pro forma adjustment (3) from your next amendment or tell
us how this adjustment gives effect to events that are (i) directly attributable to the
transaction, (ii) expected to have a continuing impact on the company and are (iii) factually
supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. Please also revise pro forma
adjustment (4) to update the income tax provision adjustment for the removal of pro forma
adjustments that affect the income statement.

Management and Operations after the Merger, page 78

Board of Directors, page 78

26. Please include the information required by Item 18(a)(7)(i) as it pertains to those Bank 1440
directors who will serve on the new advisory board to Bank'34.

Information about Alamogordo Financial Corp., page 83

General

27. Please revise your disclosure to discuss any material legal proceedings involving
Alamogordo, its affiliates or subsidiaries. Please refer to Item 103 of Regulation S-K.
Provide similar information regarding Bank 1440.

Business of Alamogordo Financial Corp., page 83

28. Please provide the year of organization and other background information about Alamogordo
and Bank34 as required by Item 101(h) of Regulation S-K.

29. On pages 16 and 17, you include a pair of risk factors that discuss the impact of your local
market area on Alamogordo's financial performance. Please revise this section to provide
investors with a discussion of the economic climate in your primary markets and the key
drivers of the local economy. Also, please discuss the performance of the local real estate
market, including any measured changes in home prices or commercial real estate values.
Based upon your revised disclosure, consider providing more detailed information in your
risk factor disclosure. Finally, based upon your disclosure on page 34, please discuss the
overall demand for loan products in your key market area. Provide similar disclosure
regarding the Phoenix and Scottsdale markets that Alamogordo will enter with the
acquisition of Bank 1440.

Management's Discussion of Financial Condition and Results of Operations, page 95

30. Revise this section to provide management's view of the factors that might impact Alamogordo as it transitions to a more traditional commercial banking strategy. In particular, please discuss the impact on your loan composition, staffing and other factors.

Stock Ownership, page 113

31. In accordance with Item 201(b)(2) of Regulation S-K, please provide a column demonstrating the effect of the merger on the shareholdings of 5% owners, directors and executive officers at the 72% and 80% stock conversion ratios.

Alamogordo Financial Corp. Notes to Consolidated Financial Statements June 30, 2013 and 2012

Consolidated Statements of Cash Flows, D-6

32. Please revise your next amendment to present cash receipts and cash payments resulting from originations or acquisitions and sales of loans held for sale gross in operating cash flows. Refer to ASC 230-10-45-21. Please also tell us the amount of the originations or acquisitions of loans held for sale, the amount of sales on these loans and the gains on these loans for 2013 and 2012. In addition, since the amount of the gains on the sale of mortgage loans is high in relation to your loans held for sale please describe the economic returns and the reasons for the large gains on the loans sold in 2013 and 2012.

Note 3 – Debt and Equity Securities, D-11

33. We note your disclosure on page D-12 stating that there were no securities in a continuous unrealized loss position greater than 12 months as of June 30, 2013 and 2012. However, please revise your next amendment to disclose, for all investments in an unrealized loss position, the aggregate related fair value of investments with unrealized losses and aggregate amount of unrealized losses related to those securities - whether in a continuous unrealized loss position great than or less than 12 months - as of June 30, 2013 and 2012 as required by ASC 320-10-50-6.

Note 4 – Loans Receivable
Trouble Debt Restructured Loans, D-17

34. Please revise your next amendment to disclose the following concerning Troubled Debt Restructurings (TDRs):

- Disclose specifically how the loans were modified and the financial effects of the modifications;
- Disclose your policy regarding how many payments the borrower needs to make on TDRs before returning loans to accrual status.

Refer to ASC 310-10-50-33 & 34.

Note 18 – Fair Values of Financial Instruments, D-25

35. Please revise your next amendment to disclose the information required by paragraph 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Refer to ASC 820-10-50-2E.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   <u>Via E-mail</u>
        Ned Quint
        Luse Gorman Pomerenk & Schick, P.C.